UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number:  001-35424
CUSIP Number:  43785V102

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K
	☒ Form 10-Q	☐ Form 10-D	☐ Form N-CEN	☐ Form N-CSR

For Period Ended:  September 30, 2025

☐	Transition Report on Form 10-K

☐	Transition Report on Form 20-F

☐	Transition Report on Form 11-K

☐	Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

MECHANICS BANCORP
Full Name of Registrant

Former Name if Applicable

1111 Civic Drive
Address of Principal Executive Office (Street and Number)

Walnut Creek, CA 94596
City, State and Zip Code

PART II – RULES 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

Mechanics Bancorp (the “Company”) has determined that it is unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the period ended September 30, 2025 (the “Form 10-Q”) by the prescribed due date, November 10, 2025. As previously disclosed in its Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 2, 2025, the Company completed on September 2, 2025 the merger contemplated by that certain Agreement and Plan of Merger, dated as of March 28, 2025, by and among the Company, HomeStreet Bank and Mechanics Bank, pursuant to which HomeStreet Bank merged with and into Mechanics Bank (the “Merger”) with Mechanics Bank surviving the Merger and becoming a wholly-owned subsidiary of the Company. The Company is in the process of finalizing its review of the preliminary purchase accounting adjustments to be recorded in connection with the Merger and, consequently, is in the process of finalizing the Form 10-Q to reflect those items. The Company intends to file the Form 10-Q with the SEC as promptly as practicable. The Company is presently not aware of any circumstances that would prevent it from filing the Form 10-Q on or before the fifth (5th) calendar day following the prescribed due date in compliance with Rule 12b-25 under the Securities Exchange Act of 1934, as amended.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
Nathan Duda	(925)	482-8000
(Name)	(Area Code)	(Telephone Number)
(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On October 30, 2025, the Company issued a press release announcing, and furnished and made available on its website a slide presentation that included, financial results of the Company for the quarter ended September 30, 2025 and included copies of such press release and slide presentation as exhibits to the Company’s Current Reports on Form 8-K furnished by the Company with the SEC on October 30, 2025. Information about the Company’s financial results for the quarter ended September 30, 2025 compared to the three months ended September 30, 2024, which reflect Mechanics Bank’s historical financial results on a standalone basis before the Merger, was included in such press release and slide presentation.

The Form 10-Q is the first quarterly report filed by the Company that will reflect the effects of the Merger on the Company’s financial statements and related disclosures, and, as a result, the Company anticipates a significant change in results of operations from the corresponding period for the last fiscal year. Also, as previously reported, Mechanics Bank is the accounting acquirer (legal acquiree), HomeStreet Bank is the accounting acquiree and the Company is the legal acquirer in the Merger. The financial results for all periods ended prior to September 2, 2025 will reflect Mechanics Bank’s historical financial results on a standalone basis. In addition, the Company’s reported financial results for the quarter and nine months ended September 30, 2025 will reflect Mechanics Bank’s financial results on a standalone basis until the closing of the Merger on September 2, 2025 and the results of the combined company for September 2, 2025 through September 30, 2025.

Cautionary Note Regarding Forward Looking Statements:

This Form 12b-25 contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based upon current management expectations, and may, therefore, involve risks, uncertainties and assumptions that cannot be predicted or quantified and are beyond the Company’s control. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, the Company’s expectations with respect to future performance, revenue and the timing of the filing of the Form 10-Q. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside the Company’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to, the risks and uncertainties indicated from time to time in the Company’s filings with the SEC. The Company cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Unless required by law, the Company does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

MECHANICS BANCORP
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 10, 2025	By:	/s/ Nathan Duda
Name: Nathan Duda Title: Executive Vice President and Chief Financial Officer